Exhibit 99.5

October 30, 2017	TSX: GPR
For Immediate Release	NYSE American: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS

THIRD QUARTER 2017 FINANCIAL RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR) (NYSE American: GPL) (“Great Panther”; or the “Company”) today reported financial results for the Company’s three and nine months ended September 30, 2017. The full version of the Company’s unaudited condensed interim consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) can be viewed on the Company's website at www.greatpanther.com or on SEDAR at www.sedar.com. All financial information is prepared in accordance with IFRS, except as noted under the Non-IFRS Measures section. All monetary amounts are in US dollars (“USD”), unless otherwise specified.

"The third quarter was a very successful and eventful quarter for Great Panther. Our Mexican operations delivered production in support of our guidance for the year and continued to advance the permitting of the new tailings facility at Topia”, stated Jim Bannantine, President & CEO. “After closing the acquisition of Coricancha just before the start of the third quarter, we quickly turned our attention to advancing a resource update and on engineering and environmental studies, and other evaluations in support of a decision to restart mine development. I am pleased that we continue to maintain a strong balance sheet with $55 million of cash and deposits, no debt and strong liquidity of our shares. These factors along with a solid management team put us in a good position to pursue acquisitions."

Revenues for the third quarter of 2017 were $18.3 million and increased by 17% over the same period in 2016 as a 20% increase in unit metal sales volumes offset declines in realized silver and gold prices. Despite the increase in revenue, Great Panther reported a net loss of $0.7 million for the third quarter of 2017, compared to net income of $2.1 million in the same quarter of 2016. The net loss is primarily attributed to a $1.2 million increase in exploration, evaluation and development ("EE&D ") expenditures reflecting the first full quarter of the Coricancha project and its care and maintenance costs since the closing of the acquisition on June 30, 2017. The Company also incurred a $0.9 million non-recurring general and administrative ("G&A") charge. In addition, mine operating earnings before non-cash items from the Company’s Mexican operations were $1.1 million lower than the third quarter of 2016 due to a less favorable Mexican peso to US dollar foreign exchange rate, and higher unit production cost in Mexican peso terms. The latter is attributed mainly to a higher proportion of production from the higher cost Topia Mine and some non-recurring costs at Topia which increased its production costs for the quarter.

Cash cost per payable silver ounce (“cash cost”) for the third quarter of 2017 was $5.82, while cash cost of $5.21 for the nine-month period ended September 30, 2017 is within the range of the Company’s guidance for the full year 2017. All-in sustaining cost per payable silver ounce (“AISC”) for the third quarter of 2017 was $13.75, bringing the AISC for the nine months ended September 30, 2017 to $15.60, also within the range of the Company's guidance for the full year 2017. AISC for the third quarter of 2017 also reflected the $0.9 million non-recuring G&A charge noted above (approximately $1.60 per payable ounce), and therefore the Company expects AISC to be lower for the current quarter and in the forseeable future.

Highlights of the third quarter 2017 compared to the third quarter 2016, unless otherwise noted:

•	Metal production increased 13% to 1,080,483 Ag eq oz;
•	Silver production increased 4% to 532,803 silver ounces;
•	Gold production increased 8% to 5,848 gold ounces;
•	Cash cost increased to $5.82 from $3.30;
•	Cash cost per Ag eq oz increased 13% to $12.37;
•	AISC increased 15% to $13.75;
•	Revenues increased 17% to $18.3 million;
•	Mine operating earnings before non-cash items were $6.2 million, a decrease of 15%;
•	Adjusted EBITDA was $1.5 million compared to $4.7 million;
•	Net loss totaled $0.7 million, compared to a net income of $2.1 million;
•	Cash flows from operating activities, before changes in non-cash net working capital was $2.4 million, compared to $4.2 million;
•	Cash and short-term deposits decreased to $55.5 million at September 30, 2017 from $56.7 million at December 31, 2016; and
•	Net working capital decreased to $63.6 million at September 30, 2017 from $66.6 million at December 31, 2016.

OVERALL PERFORMANCE - OPERATIONAL AND FINANCIAL HIGHLIGHTS

	Q3 2017	Q3 2016	Change	Nine months ended September 30, 2017	Nine months ended September 30, 2016	Change
OPERATING RESULTS
Tonnes milled (excluding custom milling)	94,080	95,282	-1%	275,313	283,870	-3%
Ag eq oz produced[1]	1,080,483	953,632	13%	2,912,959	3,001,188	-3%
Silver production - ounces	532,803	510,491	4%	1,468,467	1,586,689	-7%
Gold production - ounces	5,848	5,432	8%	16,570	17,032	-3%
Payable silver ounces	552,218	442,277	25%	1,421,624	1,521,824	-7%
Ag eq oz sold	1,082,451	864,605	25%	2,755,492	2,859,384	-4%
Cost per tonne milled[2]	$116	$86	35%	$103	$89	16%
Cash cost[2]	$5.82	$3.30	76%	$5.21	$2.96	76%
Cash cost per Ag eq oz2	$12.37	$10.99	13%	$11.71	$10.31	14%
AISC[2]	$13.75	$11.97	15%	$15.60	$9.23	69%
AISC per Ag eq oz2	$16.42	$15.43	6%	$17.06	$13.65	25%

(in 000’s, unless otherwise noted)	Q3 2017	Q3 2016	Change	Nine months ended September 30, 2017	Nine months ended September 30, 2016	Change
FINANCIAL RESULTS
Revenue	$18,260	$15,631	17%	$46,362	$49,366	-6%
Mine operating earnings before non-cash items[2]	$6,168	$7,231	-15%	$17,032	$23,251	-27%
Mine operating earnings	$4,806	$6,072	-21%	$13,934	$19,611	-29%
Net income (loss)	$(666)	$2,130	-131%	$3,208	$(2,620)	222%
Adjusted EBITDA[2]	$1,482	$4,738	-69%	$5,105	$15,143	-66%
Operating cash flows before changes in non-cash net working capital	$2,425	$4,243	-43%	$5,751	$14,857	-61%
Cash and short-term deposits at end of period	$55,489	$52,920	5%	$55,489	$52,920	5%
Net working capital at end of period	$63,627	$68,229	-7%	$63,627	$68,229	-7%
Average realized silver price per oz [3]	$16.99	$19.65	-14%	$17.19	$17.84	-4%
Average realized gold price per oz [3]	$1,317	$1,326	-1%	$1,290	$1,322	-2%
Earnings (loss) per share - basic and diluted	$(0.00)	$0.01		$0.02	$(0.02)

[1] Silver equivalent ounces are referred to throughout this document. For 2017, Ag eq oz are calculated using a 70:1 Ag:Au ratio and ratios of 1:0.0559 and 1:0.0676 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. Comparatively, in 2016, Ag eq oz are calculated using a 70:1 Ag:Au ratio and ratios of 1:0.0504 and 1:0.0504 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.

[2] The Company has included the non-IFRS performance measures cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC, AISC per Ag eq oz, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

[3] Average realized silver and gold prices are prior to smelting and refining charges.

REVIEW OF FINANCIAL RESULTS OF THE THIRD QUARTER OF 2017

Revenue increased by $2.6 million or 17% relative to the third quarter of 2016. This was primarily attributable to an increase in metal sales volumes ($3.9 million effect) as metal production at Topia during the third quarter of 2016 was negatively impacted by two temporary plant shut-downs. This offset a decrease in precious metal prices ($1.1 million effect). The Company’s average realized silver and gold prices for the third quarter of 2017 were $16.99/oz and $1,317/oz, respectively. These compared to $19.65/oz and $1,326/oz in the third quarter of 2016.

Mine operating earnings before non-cash items decreased by $1.1 million relative to the third quarter of 2016 as the $2.6 million increase in revenue was more than offset by a $3.7 million increase in production costs. The increase in production costs was attributable to the greater proportion of production from the higher cost Topia Mine, lower silver grades at the Guanajuato Mine Complex ("GMC"), which increased unit production costs, and to the Mexican Peso (“MXN”)strengthening 6% against the USD which had the impact of increasing production costs in USD terms. In addition, metal sales volumes increased by 25%. Topia’s costs for the third quarter were also higher than normal as these reflected a land use payment and some other non-recurring costs.

General and administrative expenses totalled $2.3 million during the third quarter of 2017 compared to $1.1 million in the third quarter of 2016. During the quarter ended September 30, 2017, the Company incurred a non-recurring charge of $0.9 million associated with the transition to the new President and CEO from his predecessor.

EE&D expenses totalled $1.9 million in the third quarter of 2017, compared to $0.5 million in the third quarter of 2016. This was mainly due to an increase in spending at the Coricancha Mine Complex ("CMC"), which was partly offset by a reduction in exploration drilling at San Ignacio. The Company acquired the CMC on June 30, 2017 and incurred $1.5 million of expenditures related to the CMC during the quarter ended September 30, 2017.

Net loss for the third quarter of 2017 amounted to $0.7 million, compared to a net income of $2.1 million for the third quarter of 2016. The decrease in net income was largely due to a $1.2 million increase in G&A expenses (due mainly to the non-recurring charge noted above), a $1.2 million increase in EE&D expenses, and a $1.1 million decrease in mine operating earnings. These were partly offset by a $1.0 million decrease in foreign exchange losses.

Adjusted EBITDA decreased by $3.3 million in the third quarter of 2017 compared to the same period in 2016. The decrease reflected a $1.1 million decrease in mine operating earnings before non-cash items, a $1.2 million increase in G&A expenses before non-cash items, and a $1.2 million increase in EE&D expenses. These factors were partly offset by a $0.2 million increase in other income.

CASH COST AND ALL-IN SUSTAINING COST

Cash cost was $5.82 for the third quarter of 2017, a 76% increase compared to the third quarter of 2016. The increase in cash cost was predominantly the result of higher MXN unit production costs, in part due to the higher-cost Topia mine accounting for a higher proportion of production. These include a land use payment and inventory charges that were non-recurring. The increase in cash cost was also a function of lower grades at the GMC, and the strengthening of the MXN compared to the USD which had the effect of increasing cash operating costs in USD terms (production costs are predominantly denominated in MXN). These factors were partly offset by higher base metal by-product credits.

AISC for the third quarter of 2017 was $13.75, an increase of 15% compared to the third quarter of 2016. This was attributed to the increase in cash cost as described above, as well as higher G&A expenses which was mainly a factor of the non-recurring charges noted previously. These factors were partly offset by the impact of lower capital expenditures and EE&D costs at the operating mines. A significant portion of the higher G&A expense relates to the non-recurring charge discussed above.

Refer to the Company’s Management’s Discussion and Analysis for further discussion of cash cost, cash cost per Ag eq oz, AISC, and AISC per Ag eq oz, and for a reconciliation to the Company’s financial results as reported under IFRS.

CASH, SHORT-TERM DEPOSITS AND WORKING CAPITAL AT SEPTEMBER 30, 2017

At September 30, 2017, the Company had cash and short-term deposits of $55.5 million, compared to $56.7 million at December 31, 2016. The Company does not have any long-term debt.

Cash and short-term deposits decreased by $1.2 million in the first nine months of 2017 primarily due to $3.9 million in additions to mineral property, plant and equipment, and a $0.4 million foreign exchange loss on cash balances. These factors were offset by $1.7 million of cash generated by operating activities, $1.2 million in proceeds from the exercise of stock options, and $0.2 million in proceeds from disposal of plant and equipment.

At September 30, 2017, the Company had net working capital of $63.6 million compared to $66.6 million at December 31, 2016. The $2.9 million decrease during the first nine months of 2017 was primarily attributable to the acquisition of the CMC which had the effect of reducing the Company’s reported working capital by $7.2 million (the largest of which are closure obligations of $4.8 million which must be presented as current liabilities and $2.6 million of accounts payable) and $3.9 million was spent on capital expenditures. These were partly offset by year-to-date Adjusted EBITDA of $5.1 million, year-to-date foreign exchange gain of $1.9 million, and proceeds from the exercise of stock options of $1.2 million.

OUTLOOK

The Company’s production and cost guidance for the year ending December 31, 2017 remains unchanged:

Production and cash cost guidance	Nine months ended September 30, 2017	FY 2017 Guidance	FY 2016 Actual
Total silver equivalent ounces[4]	2,912,959	4,000,000 - 4,100,000	3,884,960
Total payable silver ounces	1,421,624	1,950,000 - 2,000,000	2,010,252
Cash cost[5]	$5.21	$ 5.00 - $ 6.00	$3.65
AISC[2]	$15.60	$ 14.00 - $ 16.00	$10.99

AISC for the first nine months of 2017 was at the higher end of the Company’s annual 2017 guidance and higher than in the prior year due to capital expenditures associated with the Topia plant upgrade and new tailings handling facility incurred in the first half of the year, and a non-recurring G&A charge in the third quarter which amounted to approximately $1.60 per payable silver ounce) for the quarter. Accordingly, AISC is expected to trend lower in the forth quarter of 2017. Cash cost and AISC are, however, highly sensitive to fluctuations in the MXN/USD exchange rate.

Earlier in the year, the Company completed an outstanding condition required by the Mexican Environmental Authority ("SEMARNAT") for the Change in Use of Soils permit associated with the Topia Phase II tailings storage facility ("TSF") and during the third quarter it announced that it had resubmitted its application for this permit. Since the filing, there had been a lapse in a deadline for one aspect of the application: the environmental assessment study ("IP"), which has been resubmitted with the inclusion of expanded technical information. The Company expects that a response will be received by mid December 2017. All tailings are currently being deposited at the Phase I TSF and the Company believes that it will be able to obtain a permit for the Phase II TSF without interruption of operations at Topia. However, the deposition of dry tailings on the Phase I TSF cannot continue indefinitely and the Company cannot provide complete assurance that a disruption can be avoided.

The Company continues to actively monitor the remaining capacity of the Phase I TSF including undertaking geotechnical assessments by professional consultants.  There remains a risk that the use of Phase I TSF has to be discontinued before a permit for the Phase II facility is obtained.  In the event that there is a significant change to the Company’s production guidance expectations, the Company will provide an update to the market as soon as possible.

[1] For 2017 guidance, Ag eq oz have been established using a 70:1 Ag:Au ratio, and ratios of 1:0.0559 and 1:0.0676 for the USD price of silver ounces to the USD price for lead and zinc pounds, respectively. For 2016, Ag eq oz were calculated using a 70:1 Ag:Au ratio, and a ratio of 1:0.0504 for the USD price of silver ounces to the USD price for both lead and zinc pounds.

[2] Cash cost and AISC are non-IFRS measures. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

Capex and EE&D expense guidance (in millions)	Nine months ended September 30, 2017	FY 2017 Guidance	FY 2016 Actual
Capital expenditures, excluding acquisition cost and capital expenditures associated with the CMC	$3.8	$ 6.3 - $ 7.3	$4.8
EE&D - operating mines (excluding the CMC)	$4.0	$ 3.5 - $ 4.5	$3.5

As previously noted, the acquisition of the CMC was completed effective June 30, 2017. The Company is conducting evaluations of the mine and processing infrastructure, updating the mineral resource estimate, conducting environmental studies, and undertaking remediation activities for which the Company will be reimbursed under the purchase agreement. Depending on the outcome of the Company's evaluations, investments in support of a restart of mine development could commence in 2018. The Company expects the updated mineral resource estimate for the CMC to be completed and announced in the current quarter.

The Company continues to seek and evaluate additional acquisition opportunities in the Americas to meet the Company's growth objectives.

WEBCAST AND CONFERENCE CALL TO DISCUSS THE THIRD QUARTER 2017 FINANCIAL RESULTS

Great Panther will hold a live webcast and conference call to discuss the financial results on October 31, 2017, at 7:00 AM Pacific Time. Hosting the call will be Mr. Jim Bannantine, President and CEO, and Mr. Jim Zadra, CFO and Corporate Secretary.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or calling in five minutes prior to the start time.

Live webcast and registration	www.greatpanther.com
U.S. & Canada Toll-Free	1 866 347 6311
International Toll	+1 323 794 2551
Conference ID	2275574

A replay of the webcast will be available on the Investors section of the Company’s website approximately one hour after the conference call.

NON-IFRS MEASURES

The discussion of financial results in this press release includes reference to mine operating earnings before non-cash items, EBITDA, adjusted EBITDA, cash cost, cash cost per Ag eq oz, AISC and AISC per Ag eq oz, which are non-IFRS measures. The Company provides these measures as additional information regarding the Company's financial results and performance. Please refer to the Company's MD&A for the three and nine months ended September 30, 2017 for definitions and reconciliations of these measures to the Company’s financial statements.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine in Durango. The Company is also undertaking efforts to restart development of the Coricancha Mine in Peru which it acquired earlier this year and continues to pursue the acquisition of additional mining operations or projects in the Americas.

James Bannantine

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's production forecasts for its Guanajuato Mine Complex and Topia Mine in Mexico, the Company’s expectation that it will be able to obtain the Topia Phase II TSF permit without interruption to operations at Topia, the Company’s expectation that AISC will continue to decrease from the levels reported during 2017 and general guidance on unit costs, the Company’s plans for the CMC, the overall economic potential of its properties, the availability of adequate financing, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, permitting risks, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's most recently filed Annual Information Form and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

For more information, please contact:

Spiros Cacos

Director, Investor Relations

Toll free:	1 888 355 1766
Tel:	+1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars – Unaudited)

	September 30,	December 31,
	2017	2016

Assets

Current assets:
Cash and cash equivalents	$35,496	$41,642
Short-term deposits	19,993	15,020
Trade and other receivables	15,691	10,178
Inventories	6,255	5,744
Other current assets	649	529
	78,084	73,113

Non-current assets:
Inventories - non-current	1,629	—
Reimbursement rights	11,168	—
Mineral properties, plant and equipment	15,094	14,096
Exploration and evaluation assets	15,766	2,112
Intangible assets	32	22
Deferred tax assets	245	98
	$122,018	$89,441

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables	$9,694	$6,017
Derivative liabilities	6	536
Reclamation and remediation provision - current	4,757	—
	14,457	6,553

Non-current liabilities:
Reclamation and remediation provision	22,767	3,466
Deferred tax liabilities	2,036	2,134
	39,260	12,153

Shareholders’ equity:
Share capital	130,137	128,485
Reserves	18,725	18,115
Deficit	(66,104)	(69,312)
	82,758	77,288

	$122,018	$89,441

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Expressed in thousands of US dollars)

For the three and nine months ended September 30, 2017 and 2016 (Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016

Revenue	$18,260	$15,631	$46,362	$49,366

Cost of sales
Production costs	12,092	8,400	29,330	26,115
Amortization and depletion	1,244	1,083	2,782	3,448
Share-based compensation	118	76	316	192
	13,454	9,559	32,428	29,755

Mine operating earnings	4,806	6,072	13,934	19,611

General and administrative expenses
Administrative expenses	2,289	1,070	5,262	3,502
Amortization and depletion	17	18	52	123
Share-based compensation	179	196	707	527
	2,485	1,284	6,021	4,152

Exploration, evaluation, and development expenses
Exploration and evaluation expenses	1,878	513	4,520	2,539
Mine development costs	753	934	2,398	2,227
Share-based compensation	21	32	37	75
	2,652	1,479	6,955	4,841

Impairment charge	—	—	—	1,679

Finance and other income (expense)
Interest income	180	70	603	118
Finance costs	(470)	(27)	(549)	(74)
Foreign exchange gain (loss)	100	(909)	2,560	(10,405)
Other income	240	10	259	44
	50	(856)	2,873	(10,317)

Income (loss) before income taxes	(281)	2,453	3,831	(1,378)
Income tax expense	385	323	623	1,242
Net income (loss) for the period	$(666)	$2,130	$3,208	$(2,620)

Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to net income (loss):
Foreign currency translation	(3)	72	46	5,573
Change in fair value of available-for-sale financial assets (net of tax)	(3)	7	(4)	(4)
	(6)	79	42	5,569

Total comprehensive income (loss) for the period	$(672)	$2,209	$3,250	$2,949

Earnings (loss) per share
Basic	$(0.00)	$0.01	$0.02	$(0.02)
Diluted	$(0.00)	$0.01	$0.02	$(0.02)

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

For the three and nine months ended September 30, 2017 and 2016 (Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Cash flows from operating activities:
Net income (loss) for the period	$(666)	$2,130	$3,208	$(2,620)
Items not involving cash:
Amortization and depletion	1,261	1,101	2,834	3,571
Impairment charge	—	—	—	1,679
Unrealized foreign exchange loss (gain)	1,340	389	(152)	10,274
Income tax expense	385	323	623	1,242
Share-based compensation	318	304	1,060	794
Other non-cash items	68	(24)	(276)	77
Interest received	88	20	403	65
Income taxes paid	(369)	—	(1,949)	(225)
	2,425	4,243	5,751	14,857
Changes in non-cash working capital:
Trade and other receivables	(4,349)	(606)	(4,798)	(6,056)
Inventories	1,421	(74)	(563)	700
Other current assets	(61)	557	(111)	(25)
Trade and other payables	59	(250)	1,374	(1,297)
Net cash provided by operating activities	(505)	3,870	1,653	8,179

Cash flows from investing activities:
Additions to mineral properties, plant and equipment	(1,069)	(1,545)	(3,925)	(2,871)
Cash received upon acquisition of Coricancha	—	—	105	—
Proceeds from (investments in) short-term deposits	(3,111)	—	(4,973)	—
Proceeds from disposal of plant and equipment	184	—	186	—
Net cash provided by (used in) investing activities	(3,996)	(1,545)	(8,607)	(2,871)

Cash flows from financing activities:
Proceeds from financings, net of expenses	—	28,152	—	33,187
Proceeds from exercise of share options	302	296	1,160	1,807
Net cash from financing activities	302	28,448	1,160	34,994

Effect of foreign currency translation on cash and cash equivalents	(494)	54	(352)	(1,067)

Increase (decrease) in cash and cash equivalents	(4,693)	30,827	(6,146)	39,235
Cash and cash equivalents, beginning of period	40,189	22,093	41,642	13,685
Cash and cash equivalents, end of period	$35,496	$52,920	$35,496	$52,920